Filed by Chicago Atlantic Real Estate Finance, Inc.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934

Subject Company: Chicago Atlantic BDC, Inc.

Commission File No.: 001-40564

On June 18, 2026, Chicago Atlantic Real Estate Finance, Inc. and Chicago Atlantic BDC, Inc. hosted a joint investor conference call at 9:00 a.m. Eastern Time. A transcript of the conference call can be found below:

Operator

Good day, and welcome to the joint Chicago Atlantic BDC, Inc. and Chicago Atlantic Real Estate Finance, Inc. Conference Call. All participants will be in listen-only mode. Should you need assistance, please signal a conference specialist by pressing the star key followed by zero. After today’s presentation, there will be an opportunity to ask questions. To ask a question, you may press star then one on a touchtone phone. To withdraw your question, please press star then two. Please note that this event is being recorded.

I would now like to turn the conference over to Lisa Kampf of SCR Partners. Please go ahead.

Lisa Kampf

Thank you, and good morning, everyone. Welcome to the joint conference call to discuss the proposed merger between Chicago Atlantic BDC, Inc., herein referred to by its ticker LIEN, and Chicago Atlantic Real Estate Finance, Inc., herein referred to by its ticker REFI.

On the call today are Peter Sack, Chief Executive Officer of LIEN and Co-Chief Executive Officer of REFI; Scott Gordon, Executive Chairman of LIEN; Dino Colonna, President of LIEN; Thomas Geoffroy, Interim Chief Financial Officer of LIEN; Phil Silverman, Chief Financial Officer of REFI; and David Kite, President and Chief Operating Officer of REFI. Today both companies issued a joint press release announcing a definitive merger agreement. The presentation accompanying this call is posted on both companies’ Investor Relations websites.

Before we begin, I’d like to remind listeners that today’s remarks and the accompanying investor presentations contain forward-looking statements that are subject to significant risks and uncertainties, including the ability to complete the merger on the anticipated timeline, to obtain shareholder and regulatory approval, to realize the anticipated benefits of the transaction, and developments in the cannabis regulatory environment as well as other risks described in our SEC filings and in the legends in today’s filed material.

Actual results may differ materially, and we undertake no obligation to update except as required by law. The transcript of this call is being filed with the SEC as additional soliciting material under Rule 14a-12. In connection with the proposed merger, LIEN intends to file with the SEC a registration statement on Form N-14, which will include a joint proxy statement and prospectus. Investors and stockholders are urged to read those materials and any amendments or supplements when they become available, because they will contain important information about the transaction.

LIEN, REFI, the respective directors and executive officers, the advisors to each company, and certain other people may be deemed participants in the solicitation. Information about those people and their interests will be included in the joint proxy statement and prospectus when filed. Copies of all filed materials will be available free of charge on the SEC’s website and on each companies’ Investor Relations website. Please note that nothing on this call constitutes an offer to sell or solicitation of an offer to purchase any securities.

With that, I’ll turn the call over to Peter Sack.

Joint Chicago Atlantic Real Estate Finance, Inc. & Chicago Atlantic BDC, Inc. Conference Call

June 18, 2026, 9:00 A.M. Eastern

Peter Sack

Good morning and thank you for joining us. Today we’re announcing the signing of the transaction, the merger of LIEN and REFI. This combination represents a strategic opportunity to create shareholder value. We’re bringing together two complementary platforms with aligned investment philosophies. For REFI stockholders, this transaction is intended to provide meaningful benefits which I’ll describe in a moment. For LIEN stockholders, we believe it advances LIEN’s strategy with enhanced scale and diversification.

Under the definitive merger agreement, REFI will, subject to the receipt of the required stockholder approvals, elect to be regulated as a business development company and then merge with and into LIEN in an all-stock transaction. The exchange ratio will be determined on an adjusted NAV for NAV basis using each companies’ fair value just prior to closing. LIEN will be the surviving entity, continuing to trade on the NASDAQ global market under the ticker symbol LIEN.

The REFI Board of Directors has unanimously approved the merger and the related transactions upon the unanimous recommendation of a special committee comprised solely of independent directors of REFI. The LIEN Board of Directors has also unanimously approved the merger. Both boards believe the transaction creates meaningful value for stockholders of both companies. We currently expect to close in the fourth quarter of 2026, subject to the required LIEN and REFI stockholder approvals, regulatory approvals, and customary closing conditions.

I’d like to begin with a discussion of the context for and the benefits of this transaction to REFI stockholders. The merger of REFI and LIEN is intended to unlock potential value for REFI stockholders that we believe would be difficult to achieve for REFI independently as a public mortgage REIT.

REFI launched in December 2021 with an aim to create highly differentiated risk-reward among mortgage REITs and other public yield vehicles. Nearly 4.5 years later, REFI has generated total shareholder return of approximately 24.8% since inception, compared with a return of approximately negative 27.8% over the same period for the peer group identified in the accompanying investor presentation. REFI has achieved this while maintaining lower portfolio leverage than many of its peers, reflecting an emphasis on portfolio yield and risk management at both the individual investment and the portfolio level.

I proudly highlight this track record both as a thank you to our REFI investors, many of whom began as investors in Chicago Atlantic’s private funds, and to underscore the high standard to which we at Chicago Atlantic hold ourselves accountable. Our investors are not nameless numbers on a Bloomberg screen. They are Chicago Atlantic employees, friends, family, and institutions that supported us from our early years and with whom we speak after each of our best and each of our middling reporting periods.

With this in mind, I tell you that the cannabis industry is evolving, and Chicago Atlantic and REFI must evolve to meet the occasion. In December, President Trump signed an executive order directing his administration to consider rescheduling cannabis from Schedule I to Schedule III. In April, the Department of Justice ordered the rescheduling of state licensed medical cannabis products to Schedule III with immediate effect.

Further regulatory action with respect to state licensed adult use cannabis products has been publicly discussed, but the timing and scope of any such action remain uncertain. This month, the New York Stock Exchange began trading the first U.S. state licensed cannabis company, and we expect additional U.S. operators may follow suit with NYSE and NASDAQ listings.

Joint Chicago Atlantic Real Estate Finance, Inc. & Chicago Atlantic BDC, Inc. Conference Call

June 18, 2026, 9:00 A.M. Eastern

To be clear, we view these as potentially positive catalysts for lending to the cannabis industry, and our pipeline is strong. The changes are expected to improve post-tax cash flows of our borrowers, may lead to higher enterprise values, and may spur equity investments, M&A, and consolidation across the industry. If realized, these developments could lead to greater demand for debt capital from an industry with improved operating and market fundamentals that should further enhance downside protection to lenders.

Meanwhile, the barriers that limit the participation of larger lending competitors remain in place. Private credit investors’ prohibitions, lack of credit ratings, and inability to lever loans to cannabis operators form other continued barriers. Importantly, until Congress acts to codify regulatory changes into law, the cannabis regulatory environment will remain subject to change, including potential reversal of administrative actions. Lending markets in the United States are slow to react and highly adverse to many noneconomic risks.

Chicago Atlantic, therefore, finds itself at a distinctive crossroads, where the demand for debt capital is high, lending competition remains low, and we believe the opportunity set remains attractive from both a yield and downside protection perspective. So, why should REFI pursue this transaction? Three fundamental reasons.

First, the opportunity set for lending within the cannabis sector, while improving, in our view, is also changing. There are fewer real estate backed opportunities that meet our threshold standards for appropriate risk. This theme is not necessarily driven by recent rescheduling news, but rather an ongoing trend of fewer operators opting to own their underlying real estate.

In REFI’s Q1 earnings cycle, we reported that Chicago Atlantic Group’s cannabis real estate pipeline totaled $113 million while Chicago Atlantic’s overall cannabis lending pipeline equaled $482 million, a nearly 4.3X difference. A strong pipeline is the lifeblood of private lending, as it is the starting point from which all investment, underwriting, and portfolio management decisions arise.

At Chicago Atlantic, our current pipeline supports our deployment objectives and is consistent with our risk-adjusted return and credit objectives. We must address the evolving real estate landscape before there is an adverse impact to REFI’s ability to deploy capital. We believe that LIEN is the best partner due to its portfolio composition, mix of cannabis and diversified lending assets, and historical access to capital markets while maintaining the continuity of Chicago Atlantic’s origination and portfolio management capabilities.

Even outside of this changing cannabis market landscape, we believe that REFI’s election to be regulated as a BDC and REFI’s merger with LIEN represents an attractive pathway for REFI to pursue earnings and total return opportunities in the coming years.

Second, this merger is expected to bring benefits of scale that may lead to a greater ability to serve a growing and consolidating industry and may improve the combined vehicles’ opportunity set. As the cannabis industry grows and consolidates, demand for larger debt facilities even among private cannabis operators becomes an increasingly large portion of the market. REFI and LIEN must both grow in order to meet this demand so they are able to source attractive risk-reward opportunities while maintaining a diversified portfolio.

Joint Chicago Atlantic Real Estate Finance, Inc. & Chicago Atlantic BDC, Inc. Conference Call

June 18, 2026, 9:00 A.M. Eastern

Third, the benefits of scale and diversification are expected to facilitate greater access to both debt capital and equity interest. The combined company is expected to have at closing book equity of approximately $600 million. For illustrative purposes only, if the combined company were to operate at 0.9 times debt to equity, which would be below the average leverage of BDCs as we understand it, total assets would be in excess of $1.1 billion. BDCs with assets in excess of $1 billion have historically had greater access to investment grade credit ratings, which can in turn support access to bond and other debt markets.

On the equity side, market analysts and institutional BDC investors tend to focus on vehicles with market caps greater than $500 million as a benchmark for liquidity and interest. We believe that greater scale and diversification may over time support improved access to debt capital and broader institutional investor interest.

In our presentation, we detail a number of other important considerations for REFI stockholders, but I believe the three aforementioned considerations represent the key benefits to REFI stockholders. We believe that the combined vehicle, subject to the assumptions outlined in our presentation, has the potential to improve upon REFI’s current earnings profile.

With this, I would like to turn the meeting over to my partner, Scott Gordon, who will pivot to LIEN’s considerations for the merger.

Scott Gordon

Thanks, Peter. Good morning, everyone. From LIEN’s perspective, this merger is the transaction that we need to strengthen our competitive position and advance our long-term strategy. LIEN has built a franchise around disciplined underwriting, niche expertise, and a differentiated platform in the cannabis and lower middle market segments. This combination is intended to amplify that franchise while maintaining the investment discipline that has defined us.

LIEN’s current portfolio of $364 million is predominantly cannabis at 76% with meaningful diversification into non-cannabis middle market lending. Our portfolio had zero nonaccruals as of March 31st, was 100% senior secured loans as of that date, and had a trailing 12 month realized gross effective yield of 18.3%.

REFI’s portfolio of $407 million as of March 31, 2026, when adjusted to fair value, is 100% cannabis focused and predominantly comprised of senior secured real estate loans to established cannabis operators across major markets. REFI’s real estate collateral provides meaningful downside protection, with collateral coverage of approximately 1.2 times across the real estate portfolio.

Combined, based on March 31, 2026 portfolio data, we would create at closing a $771 million portfolio that is 89% cannabis and 11% diversified direct lending. 100% of the portfolio’s debt investments are senior secured and, on a pro forma basis, average position size would be 1.7%, which we believe provides enhanced diversification and risk mitigation.

Credit quality is central to our investing paradigm. We seek to fund unique downside protected avenues to invest in, segments avoided by mainstream lending participants. As you review the pro forma portfolio on slide 12, the pro forma portfolio reflects the following metrics: real estate collateral coverage of approximately 0.8 times across the real estate backed portion of the portfolio. The cash flow loans in the portfolio carry a weighted average senior net leverage ratio of 2.1 times and a weighted average interest coverage ratio of 3.1 times, reflecting a portfolio that we believe is well-insulated from changing credit cycles and borrowers with strong debt service capacity.

Joint Chicago Atlantic Real Estate Finance, Inc. & Chicago Atlantic BDC, Inc. Conference Call

June 18, 2026, 9:00 A.M. Eastern

The cash flow loan borrowers have median revenue and EBITDA of approximately $168 million and $14 million, respectively, reflecting a stable, cash-generative borrower base. These metrics reflect the disciplined underwriting philosophy that both LIEN and REFI have brought to their respective platforms. We believe the combination strengthens credit quality across the combined book.

One of the most compelling aspects of this transaction is the investment pipeline. Combined, LIEN and REFI have built a robust origination platform, with REFI’s real estate pipeline of approximately $133 million growing to an opportunity set of approximately $800 million on a combined pro forma basis, which includes all current cannabis lending and diversified lending pipeline opportunities sourced through the Chicago Atlantic platform.

This reflects the franchise value of top industry talent, relationships, underwriting capability, and our positioning in niche markets where we have real expertise. Chicago Atlantic has more than 100 professionals, including more than 35 investment professionals, managing over $2.4 billion of capital across an assortment of vehicles. The combined REFI and LIEN platform and expanded mandate is intended to create room to deploy this pipeline more efficiently and at scale.

Chicago Atlantic has originated $3.8 billion in total loan facilities with 195-plus total closed loans, 120-plus in cannabis, 75-plus in non-cannabis. We’ve built a track record across credit cycles, market conditions, and regulatory environments. This institutional knowledge and origination capability is not easily replicated. The combined entity will continue to leverage this platform, the team, the infrastructure, the relationships, to execute the BDC strategy across cannabis and adjacent opportunities.

Peter, I’ll turn it back to you for closing remarks

Peter Sack

Thank you, Scott. In closing, let me be clear about what we believe this transaction is intended to accomplish.

For REFI stockholders, this is a path intended to unlock value that we believe would be difficult to achieve as an independent public REIT in an evolving cannabis landscape. We expect to maintain income generation through a BDC structure with the regulatory framework applicable to BDCs under the Investment Company Act and an expanded investment mandate.

We significantly increase our scale while maintaining industry leading yields, strong credit metrics, and demonstrated operating leverage. Over time, we expect to seek access to a larger, more diversified, and potentially lower cost capital base, which may enhance our ability to execute on the expected pipeline of opportunities across cannabis and adjacent markets.

For LIEN stockholders, this transaction is intended to advance our core strategy. We would gain a complementary high-quality portfolio with the collateral described earlier and scale our platform to a more competitive size, with the potential to enhance operational leverage in a disciplined manner. We would do this while seeking to maintain our niche positioning and investment discipline.

Joint Chicago Atlantic Real Estate Finance, Inc. & Chicago Atlantic BDC, Inc. Conference Call

June 18, 2026, 9:00 A.M. Eastern

For both, we’re seeking to create a larger, more resilient platform positioned to generate compelling risk-adjusted returns across cannabis and the broader lower middle market, an increasingly attractive asset class for institutional capital.

The boards of both LIEN and REFI have unanimously supported this transaction. Both boards also expressed support for the institution of a share repurchase program of $25 million following closing of the transaction, subject to market conditions and board approval at that time. In addition, in support of the transaction, Chicago Atlantic has committed to pay up to $2 million in transaction expenses that would otherwise be borne by REFI.

We continue to be focused on building relationships and deploying capital in cannabis and differentiated, diversified direct lending opportunities. We currently expect to close this transaction in Q4 2026, and we look forward to the opportunities ahead as a combined entity.

With that, operator, we’re ready for questions.

Lisa Kampf

Before we open the line for questions, a brief reminder that today’s prepared remarks include forward-looking statements subject to the risks I described at the start of the call and more complete legends included in our filed material. We encourage you to review those materials, including the joint proxy statement and prospectus when filed, for important information about the transaction.

Operator, please open the call for questions.

QUESTION AND ANSWER

Operator

We will now begin the question and answer session. To ask a question, you may press star then one on your touchtone phone. If you are using a speakerphone, please pick up your handset before pressing the keys. If at any time your question has been addressed and you would like to withdraw your question, please press star then two. At this time, we will pause momentarily to assemble our roster.

The first question today comes from Aaron Grey with Alliance Global Partners. You may go ahead.

Aaron Grey

Hi. Thank you very much for the question here, and congrats on the announcement. I guess first question for me, just want to talk about the broader outlook and pipeline post the transaction, particularly in terms of how much opportunity you are seeing within cannabis given all the changes. And also, you mentioned broader middle market opportunities, so how much of that you are seeing in the pipeline going forward, because we know we’ve seen diversification from some of your peers. So, curious on your outlook, given your focus on cannabis and how you expect that going forward.

Peter Sack

The opportunity broadly within the cannabis sector is as strong or stronger than it’s ever been. We’re seeing very strong enthusiasm across size of operators as the process of rescheduling unfolds, as larger listed and non-listed companies explore the pathway to listing on the NYSE or the NASDAQ. And we’re seeing an acceleration of consolidation, both of the large-scaled players but also middle market operators looking to acquire another store, acquire another three stores, expand cultivation.

And so, this optimism is leading first to incremental equity investment, incremental risk-taking, and ultimately amongst operators. And ultimately, that’s leading to more opportunities for us and more ways that we can add value to our borrowers and to this ecosystem by bringing people together and bringing capital to support transactions.

Against this, I think it’s a strong credit cycle in terms of expansion of enterprise values and expansion of cash flows by the elimination of punitive 280E structures for our borrowers. I said in the prepared remarks that pipeline is the lifeline of private credit. And that’s really what this transaction unlocks for the long term, that it creates the broadest possible pipeline for REFI and LIEN investors and it creates a vehicle that’s positioned to be able to serve this market as it grows and as it consolidates.

Joint Chicago Atlantic Real Estate Finance, Inc. & Chicago Atlantic BDC, Inc. Conference Call

June 18, 2026, 9:00 A.M. Eastern

In our direct lending business, in our diversified direct lending businesses, we’ve been operating diversified direct lending funds for the last three years dedicated, and as a portion of our funds nearly since the inception of Chicago Atlantic. And so, this is a dedicated team and a portfolio and experience that both is in the DNA of myself and my partners, but also infrastructure that we’ve been building for a long time and that LIEN has benefited from since our merger and joint venture with Silver Spike at initiation.

So, we’re looking forward to continuing to grow that portion of the portfolio in a larger platform and to continue to serve those markets and serve our fundamental thesis, which is finding differentiated niches of risk-reward that are often overlooked by the broader private credit sector.

Aaron Grey

That was really helpful color there. Thank you, Peter. A second question for me is just around the anticipated broader lender competition environment for cannabis post rescheduling. I know you’ve talked about it in the past. Wanted to get your current opinion in terms of how much do you think it intensifies once we do get full Phase II rescheduling for the whole plant and whether or not that played into the decision to merge now here, or if it was more just the fact that there’s less real estate backed opportunities that you mentioned in prepared remarks. Thank you.

Peter Sack

I think we’re continuously focused on how can we stay ahead of the curve and remain competitive regardless of whether there are additional competitors. And I think to date, we’ve yet to experience new lenders entering our space, new lenders competing with us in processes, but that could change.

And in an evolving marketplace, it behooves us to be proactive and to position our vehicles so that they can be as competitive as possible to be able to serve borrowers, both in the cannabis’ middle market as it grows and its larger segment as it grows, and as small-cap companies merge and become larger companies.

So, I think in the long term, further competition in the cannabis space is inevitable. In the medium and short term, we have yet to see it, and there’s still a number of barriers that remain in place that, frankly, we hope get removed because we’ll be the first beneficiary.

We hope that more cannabis operators can list on major U.S. exchanges. We hope that cannabis companies can receive credit ratings and that our vehicles can receive credit ratings from some of the major credit rating agencies. I hope that it’s easier to hold the securities of cannabis companies, both debt securities and equity securities, in major custodians.

All of these things are going to inure to the benefit of Chicago Atlantic’s lending vehicles and is going to allow us to continue to serve our customers and our clients even better.

Aaron Grey

Okay, great. Thanks very much for the color. Congrats again. I’ll jump back in the queue.

Operator

Again, if you have a question, please press star then one.

CONCLUSION

Operator

As it appears we have no more questions, the conference has now concluded. Thank you for attending today’s presentation. You may now disconnect.

Joint Chicago Atlantic Real Estate Finance, Inc. & Chicago Atlantic BDC, Inc. Conference Call

June 18, 2026, 9:00 A.M. Eastern

Forward-Looking Statements

Some of the statements in this communication constitute forward-looking statements because they relate to future events, future performance or financial condition of LIEN, REFI or the Merger. These statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995, to the extent applicable. Forward-looking statements may include statements as to: future operating results of the combined company and distribution projections; business prospects of the combined company and, to the extent applicable, the prospects of its portfolio companies; and the impact of the investments that the combined company expects to make. In addition, words such as “may,” “might,” “will,” “intend,” “should,” “could,” “can,” “would,” “expect,” “believe,” “estimate,” “anticipate,” “predict,” “potential,” “plan” or similar words indicate forward-looking statements. The forward-looking statements contained in this communication involve risks and uncertainties. Certain factors could cause actual results and conditions to differ materially from those projected, including the uncertainties associated with (i) the timing or likelihood of the Merger closing; (ii) the ability to realize the anticipated benefits of the Merger, including the risk that integration of the businesses of LIEN and REFI may be more difficult, time-consuming or costly than expected, and the risk of unanticipated transaction costs, loss of key personnel, or adverse effects on existing business relationships; (iii) the percentage of LIEN and REFI stockholders voting in favor of the proposals submitted for their approval; (iv) the possibility that competing offers or acquisition proposals will be made; (v) the possibility that any or all of the various conditions to the consummation of the Merger may not be satisfied or waived, including the risk that required regulatory approvals or non-objections, including effectiveness of the Registration Statement, SEC acceptance of the BDC Election, and Nasdaq listing authorization for the shares of LIEN Common Stock to be issued in the Merger, may not be obtained on the contemplated timeline or at all; (vi) risks related to diverting management's attention from ongoing business operations; (vii) the risk that stockholder litigation in connection with the Merger may result in significant costs of defense and liability; (viii) changes in the economy, financial markets, and political environment; (ix) future changes in laws or regulations, including with respect to the cannabis industry at the federal and state levels, federal enforcement policy, and any rescheduling or descheduling of cannabis under the Controlled Substances Act; (x) the risk that the Merger may not qualify as a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code; (xi) the risk that the surviving company may not qualify or maintain its qualification as a regulated investment company for U.S. federal income tax purposes; (xii) the risk that REFI may fail to maintain its qualification as a real estate investment trust through the effective time of the Merger; (xiii) the risk that REFI may be unable to complete the BDC Election on the contemplated timeline or at all; (xiv) the risk that the Exchange Ratio, which will be determined based on the Closing Net Asset Value of each of LIEN and REFI calculated shortly prior to closing, may differ from current expectations or may not reflect changes in market conditions or portfolio values between signing and closing; (xv) the risk that the amount, timing or tax treatment of the Tax Dividends required to be paid by REFI prior to the BDC Election Time may differ from current expectations, or that REFI may lack sufficient liquidity to pay such dividends on the contemplated timeline; (xvi) the risk that the conversion of REFI from a REIT to a regulated investment company may give rise to corporate-level tax on built-in gains or other tax consequences that may differ from current expectations; (xvii) the risk that the Merger Agreement may be terminated under circumstances requiring a third party to cause the payment of a termination fee; (xviii) the risk that operating as a BDC under the Investment Company Act will subject the combined company to regulatory limitations, including with respect to leverage and affiliate transactions, that may adversely affect operating results or investment strategy; (xix) the risk that the share repurchase program of up to $25.0 million that the LIEN Board of Directors has agreed to consider in good faith following the Closing may not be adopted, or, if adopted, may differ in size, scope, timing, or terms from current expectations; and (xx) other considerations that may be disclosed from time to time in publicly available documents filed by LIEN and REFI with the SEC. LIEN and REFI undertake no duty to update any forward-looking statements made herein.

No Offer or Solicitation

This communication is not intended to and shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act, or in a transaction exempt from the registration requirements of the Securities Act.

Additional Information and Where to Find It

This communication relates to the proposed Merger involving LIEN and REFI, along with related proposals for which stockholder approval will be sought. The Merger Agreement was unanimously approved by the Boards of Directors of both LIEN and REFI, each acting on the unanimous recommendation of its respective Special Committee comprised solely of independent directors. In connection with the proposals, LIEN intends to file relevant materials with the SEC, including a registration statement on Form N-14, which will include a joint proxy statement of LIEN and REFI and a prospectus of LIEN (the “Proxy Statement/Prospectus”). This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act. STOCKHOLDERS OF LIEN AND REFI ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS, AND OTHER DOCUMENTS THAT ARE FILED OR WILL BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT LIEN, REFI, THE MERGER AND THE PROPOSALS. Investors and security holders will be able to obtain the documents filed with the SEC free of charge at the SEC's website, www.sec.gov, or from each company's investor relations website at www.investors.chicagoatlanticbdc.com (LIEN) and www.investors.refi.reit (REFI), or by directing a request to LIEN@chicagoatlantic.com (LIEN) or IR@REFI.reit (REFI).

Participants in the Solicitation

LIEN, REFI and their respective directors and executive officers, the LIEN Adviser and the Company Manager, and their respective directors, officers, members, managers, partners, employees and affiliates, and other persons may be deemed to be participants in the solicitation of proxies from the stockholders of LIEN and REFI in connection with the Merger and the related proposals. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of the stockholders of LIEN and REFI in connection with the Merger and the related proposals, including a description of their direct or indirect interests, by security holdings or otherwise, will be included in the Proxy Statement/Prospectus and other relevant materials to be filed with the SEC when they become available. Additional information regarding the ownership of LIEN and REFI securities by their respective directors and executive officers is included in such persons' SEC filings on Forms 3, 4 and 5, which can be found through the SEC's website at www.sec.gov. Information about the directors and executive officers of LIEN is also set forth in LIEN's proxy statement for its 2026 annual meeting of stockholders, filed with the SEC on April 30, 2026, and in LIEN's Annual Report on Form 10-K for the fiscal year ended December 31, 2025, filed with the SEC on March 19, 2026. Information about the directors and executive officers of REFI is also set forth in REFI's proxy statement for its 2026 annual meeting of stockholders, filed with the SEC on April 23, 2026, and in REFI's Annual Report on Form 10-K for the fiscal year ended December 31, 2025, filed with the SEC on March 12, 2026. Each of these documents is available free of charge at the SEC's website, www.sec.gov, or from LIEN's or REFI's investor relations website, as applicable.